Exhibit 99.1

Qihoo 360 Reports Unaudited First Quarter 2011 Financial Results

BEIJING, May 24, 2011 /PRNewswire via COMTEX/ —

Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the No. 3 internet company in China as measured by user base, today reported its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•              Revenues were $22.9 million, an increase of 136.5% from $9.7 million in the first quarter of 2010.

•             Net loss attributable to Qihoo 360 was $21.4 million, compared with a net loss attributable to Qihoo 360 of $1.5 million in the first quarter of 2010, mainly due to the recognition of $26.7 million share-based compensation expenses related to the options and nonvested shares (“share awards”) vested upon the company’s listing on NYSE and the re-measurement of value of the share awards granted to consultants at quarter end.

•              Net income attributable to Qihoo 360 excluding share-based expenses (non-GAAP) was $6.6 million, compared with a net loss attributable to Qihoo 360 excluding share-based expenses (non-GAAP) of $585,000 in the first quarter of 2010.

•              Monthly active users of Qihoo 360’s products and services reached 345 million as of March 2011, an increase of 19.0% from 290 million at the end of 2010 (1).

•              360 Safe Browser’s user penetration reached 48% as of March 2011, compared with 41% at the end of 2010 (1).

(1) User and market penetration data is based on iResearch report as of March 2011.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

“We are pleased to report our first quarterly results as a public company,” commented Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.  “Our strong growth in the first quarter was driven by our unwavering commitment to cutting-edge product innovation and user-oriented product design. We are also benefiting from a booming internet market in China, where we see particularly strong business and investment activities.  We see strong momentum across our major business segments during the quarter as we reached new highs in monthly active users for most of our main products.  With our recent successful IPO on the New York Stock Exchange, we are even better positioned to attract new users, engineering talent and business partners to our powerful platform as we continue to build and expand our trusted brand among internet users in China.”

“We will continue to proactively execute our open platform strategy to drive long-term growth. Our focus on innovation has been the core strength and will continue to be vital as we build a large and prosperous online ecosystem with our partners to provide broader coverage and deeper penetration across many internet services and applications. A steadily increasing number of business partners are coming to appreciate the value of our open platforms and we see an even greater potential as we build scale in the coming quarters and years.” Mr. Zhou concluded.

Xiangdong Qi, Qihoo 360’s President, commented, “With the favorable market dynamics in China and the solid execution of our strategy, we have achieved stronger than expected revenue growth and noticeable margin improvement in the first quarter. As we continue to execute our plan, we are confident that we can deliver strong and consistent operating results in the near term and our proactive investments in product innovation and technology on both PC and mobile platforms will support long-term sustainable growth for our company.”

First Quarter 2011 Operating Metrics,

•                  Monthly active users of Qihoo 360’s products were 345 million as of March, 2011, compared with 290 million at the end of 2010 (1).

•                  Qihoo 360’s product penetration rate among all Chinese internet users was 88% as of March, 2011 (1).

•                  Monthly active users for 360 Safe Browser were 192 million, compared with 160 million at the end of 2010 (1).

•                  360 Safe Browser’s user penetration rate was 48% as of March, 2011, compared with 41% at the end of 2010 (1).

•                  Monthly active users for the 360 Personal Start-up Page were 107 million as of March, 2011, compared with 90 million at the end of 2010 (1).

(1) User and market penetration data is based on iResearch report as of March 2011.

First Quarter 2011 Results

Revenues

Revenues were $22.9 million, representing an increase of 136.5% from $9.7 million in the first quarter of 2010 and an increase of 15.7% from the fourth quarter of 2010. The significant year-over-year and sequential increases in revenues were mainly due to strong growth in online advertising and internet value-added services.

Online advertising revenues were $16.4 million, up 198.4% from the same period last year and 16.2% from the prior quarter. Further market penetration of the Company’s key products, such as 360 Safe Browser and the 360 Personal Start-up Page, as well as the overall positive market environment, were the main drivers behind the robust growth.

Internet value-added service revenues, which are mainly derived from web games, were $6.2 million, up 165.5% from the same period last year and 17.5% from the prior quarter.  The growth was driven by an increase in the number of web games on the Company’s platform as well as a larger user base.

Cost of revenues

Cost of revenues was $2.8 million, compared with $1.2 million in the first quarter of 2010 and $2.2 million in the fourth quarter of 2010, representing increases of 126.3% and 24.2%, respectively.

Operating expenses

Operating expenses were $40.5 million, compared with $10.0 million in the first quarter of 2010 and $13.3 million in the fourth quarter of 2010.  The large increase in operating expenses was primarily due to the recognition of $26.7 million share-based compensation expenses related to the share awards vested upon the company’s listing on NYSE and the re-measurement of value of the share awards granted to consultants at quarter end. Operating expenses excluding stock-based compensation (non-GAAP) were $12.4 million, compared with $9.1 million in the first quarter of 2010 and $12.1 million in the prior quarter.

Operating income

Operating loss was $20.2 million, compared with an operating loss of $1.5 million in the first quarter of 2010 and operating income of $4.4 million in the fourth quarter of 2010. The widened operating loss was primarily driven by the share-based compensation expense related to the share awards vested upon the company’s listing on NYSE and the re-measurement of value of the share awards granted to consultants at quarter end.

Operating income excluding stock-based compensation (non-GAAP) was $7.8 million, compared with an operating loss excluding stock-based compensation (non-GAAP) of $586,000 in the first quarter 2010 and operating income excluding stock-based compensation (non-GAAP) of $5.6 million in the prior quarter.

Operating margin was -88.1%, compared with -15.5% in the first quarter of 2010 and 22.2% in the prior quarter. Operating margin for the quarter was impacted by the share-based compensation expense related to the share awards vested upon the company’s listing on NYSE and the re-measurement of value of the share awards granted to consultants at quarter end.

Operating margin excluding stock-based compensation (non-GAAP) was 34.1%, compared with -6.0% in the first quarter of 2010 and 28.2% in the prior quarter.

The significant year-over-year operating margin improvement, excluding stock-based compensation (non-GAAP) was primarily due to robust revenue growth and lower selling and marketing expenses excluding shared-based compensation. The sequential improvement in operating margin, excluding stock-based compensation (non-GAAP) was driven by cost efficiency across all major operating expense lines.

Net income

Net loss attributable to Qihoo 360 was $21.4 million, compared with a net loss attributable to Qihoo 360 of $1.5 million in the first quarter of 2010 and net income attributable to Qihoo 360 of $4.0 million in the prior quarter. The widened loss was primarily due to the share-based compensation expense related to the share awards vested upon the company’s listing on NYSE and the re-measurement of value of the share awards granted to consultants at quarter end.

Net margin was -93.5%, compared with -15.4% in the same period last year, and 20.3% in the prior quarter. Net margin for the quarter was impacted by the share-based compensation re-measurement mentioned above.

Net income attributable to Qihoo 360 excluding stock-based compensation (non-GAAP) was $6.6 million, compared with a net loss attributable to Qihoo 360 excluding stock-based compensation (non-GAAP) of $585,000 in the first quarter of 2010 and net income attributable to Qihoo 360 excluding stock-based compensation (non-GAAP) of $5.2 million in the prior quarter.

Net margin excluding stock-based compensation (non-GAAP) was 28.8%, a significant increase from -6.0% in the same period last year, and an improvement from 26.3% in the prior quarter.

Business Outlook

For the second quarter of 2011, the Company expects revenue to be in the range of $28 million and $30 million, representing a year-over-year increase of 120% - 136% and sequential growth of 22% - 31%. These estimates reflect the company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 8:00 p.m. New York Time on May 24, 2011 (8:00 a.m. Beijing time on May 25, 2011).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 800-561-2693

US Toll / International Dial In:	+1 617-614-3523

UK Dial In:	+44 20-7365-8426

Hong Kong Dial In:	+852-3002-1672

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 p.m. Eastern Time on May 24, 2011 through 11:00 p.m. Eastern Time on May 31, 2011. The dial-in details for the replay are:

US Toll Free Dial In:	+1 888-286-8010

International Dial In:	+1 617-801-6888

Passcode:	88177317

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn .

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is the No. 3 Internet company in China as measured by user base. As of March 2011, the Company had 345 million monthly active Internet users, representing a user penetration rate of 88% in China, according to iResearch. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active user base, according to iResearch. Recognizing security as a fundamental need of Internet and mobile users, Qihoo 360 offers comprehensive high-quality Internet and mobile security solutions free of charge. In addition, the Company also provides users with secure access points to the Internet via its industry leading Safe Browser and Application Desktop. The Company monetizes its massive user base primarily through online advertising on its web assets and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel:	+86 10-5878-1000

E-mail:	ir@360.cn

Christensen

Mr. Christian Arnell

Tel:	+86 10-5826-4939

E-mail:	carnell@ChristensenIR.com

Ms. Kathy Li

Tel:	+1 212-618-1978

E-mail:	kli@ChristensenIR.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	March 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	60,505	63,456
Accounts receivable (net of allowance for doubtful accounts of $14 and $30 as of December 31, 2010 and March 31, 2011, respectively)	8,160	8,262
Prepaid expenses and other current assets	3,140	8,741
Inventory	3	5
Amount due from related parties	—	750
Deferred tax assets - current	796	660
Total current assets	72,604	81,874
Property and equipment, net	3,306	4,849
Acquired intangible assets, net	5,546	5,408
Goodwill	3,918	3,949
Long-term investments	1,981	1,934
Other noncurrent assets	200	2,741
Deferred tax assets - noncurrent	253	36
TOTAL ASSETS	87,808	100,791
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,383 and $1,896 as of December 31, 2010 and March 31, 2011, respectively)	1,387	1,900
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $8,048 and $10,562 as of December 31, 2010 and March 31, 2011, respectively)	10,885	16,228
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $92 and $412 as of December 31, 2010 and March 31, 2011, respectively)	127	1,013
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,525 and $1,628 as of December 31, 2010 and March 31, 2011, respectively)	1,525	1,628
Total current liabilities	13,924	20,769
Deferred tax liabilities - noncurrent	512	531
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $450 and nil as of December 31, 2010 and March 31, 2011, respectively)	450	—
TOTAL LIABILITIES	14,886	21,300
Series A convertible participating redeemable preferred shares	20,107	20,310
Series B convertible participating redeemable preferred shares	29,193	29,505
Series C convertible participating redeemable preferred shares	20,900	21,155
EQUITY
Total Qihoo 360 Technology Co. Ltd. shareholders’ equity	2,215	8,407
Noncontrolling interest	507	114
Total equity	2,722	8,521
TOTAL LIABILITIES, CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES AND EQUITY	87,808	100,791

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three-month periods ended March 31,	Three-month periods ended December 31,	Three-month periods ended March 31,
	2010	2010	2011
Revenues:
Internet services	7,859	19,398	22,606
Sales of third party anti-virus software	1,836	420	323
Total revenues	9,695	19,818	22,929
Cost of revenues:
Internet services	687	2,117	2,701
Sales of third party anti-virus software	546	129	89
Total cost of revenues	1,233	2,246	2,790
Subsidy income	49	89	123
Operating expenses:
Selling and marketing	4,410	2,803	24,459
General and administrative	726	2,246	3,198
Research and development	4,873	8,208	12,815
Total operating expenses	10,009	13,257	40,472

(Loss) income from operations	(1,498)	4,404	(20,210)
Interest income	92	107	184
Interest expense	(28)	(22)	(17)
Other expense	—	(8)	(2)
Exchange (loss) gain	(112)	(107)	102

(Loss) income before income tax benefit (expense) and loss from equity method investment	(1,546)	4,374	(19,943)
Income tax benefit (expense)	49	(315)	(1,461)
Loss from equity method investment		(57)	(47)

Net (loss) income	(1,497)	4,002	(21,451)

Less: Net loss attributable to noncontrolling interest	—	17	6

Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	(1,497)	4,019	(21,445)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended March 31, 2010			Three Months Ended December 31, 2010			Three Months Ended March 31, 2011
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP

Operating expenses	$10,009	-912	$9,097	$13,257	-1,188	$12,069	$40,472	-28,036	$12,436

(Loss) income from operations	$-1,498	912	$-586	$4,404	1,188	$5,592	$-20,210	28,039	$7,829
Operating margin	-15.5%		-6.0%	22.2%		28.2%	-88.1%		34.1%

Net (Loss) Income attributable to Qihoo 360 Technology Co. Ltd.	$-1,497	912	$-585	$4,019	1,188	$5,207	$-21,445	28,039	$6,594
Net margin	-15.4%		-6.0%	20.3%		26.3%	-93.5%		28.8%

(a): Adjustment to exclude the share-based compensation expense of each period.